Exhibit 99.4

CORPBANCA ANNOUNCES YEAR-END AND FOURTH QUARTER 2008 RESULTS

Santiago, Chile, February 9, 2009 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the fourth quarter ended December 31, 2008. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in constant Chilean pesos as of December 31, 2008. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our December 31, 2008 exchange rate of Ch$637.44 per U.S. dollar.

Management’s Discussion and Analysis

I) External Reporting Changes

In January 2008, Chilean Banks changed the presentation format of the financial statements which involve the reclassification of certain balance sheet and income statement accounts as required by the Superintendency of Banks and Financial Institutions (SBIF). These changes have been made as the first steps towards convergence to International Financial Reporting Standards (IFRS).

These reclassifications have not been applied to prior year figures, as a result, figures reported in this report are not directly comparable to past years. Readers should exercise caution in determining trends based on prior reports.

The main reclassifications in 2008 include:

•	Interest income from investments held-for-trading are classified as Trading and investment income (previously classified as Interest revenue).

•	Income received from contingent loan operations are now classified as Fee income (previously classified as Interest income).

•

Sales force expenses are now classified as Administration expenses (previously classified as Other Expenses, under Gross operational margin). This is a transitional reclassification as the application of IFRS will require us to use the effective interest method to record these expenses, reducing interest income on an accrual basis.

•	Contingent assets are now carried off-balance sheet in memorandum accounts.

•	Credit card charges in process are now classified as loans (previously classified as Other assets).

•	Shareholders’ Equity will now include a provision for minimum dividends reducing the Retained earnings account.

II) Financial Performance Review

Net income - Year ended December 31, 2008:

Our net income for the year ended December 31, 2008 amounted to Ch$56.3 billion, an increase of 1.3% (real) when compared to the prior year. This was due to a 19.8% increase in total operating revenues, counterbalanced by higher provisions for loan losses and operating expenses which increased by 95.6% and 11.1%, respectively.

Net income - Fourth quarter 2008:

Net income for the fourth quarter in 2008 was Ch$13.8 billion, a decrease of Ch$4.0 billion, or 22.3% as compared to the prior quarter. Our total operating revenues reached Ch$76.6 billion, a decrease of 4.3% as compared to the third quarter. Provisions for loan losses increased by $4.6 billion offset by lower price-level restatement expenses.

Our condensed statement of income for the years ended December 31, 2007 and 2008 and the three-month periods ending September and December 2008, respectively, expressed in millions of Chilean pesos is as follows:

	For the three month period ended,			For the year ended,
	Sept-08	Dec-08	Change	Dec-07	Dec-08	Change
Net interest revenue	65,264	58,461	(6,803)	179,196	212,985	33,789
Fees and income from services, net	10,860	9,766	(1,094)	40,355	42,052	1,697
Treasury business	1,867	5,725	3,858	7,508	12,110	4,602
Other revenue	2,009	2,609	600	2,465	7,833	5,368
Total operating revenue	80,000	76,561	(3,439)	229,524	274,980	45,456
Provision for loan losses	(14,775)	(19,345)	(4,570)	(27,894)	(54,561)	(26,667)
Operating expenses	(31,527)	(32,284)	(757)	(108,015)	(120,006)	(11,991)
Income attributable to investments in other companies	108	171	63	393	418	25
Net gain (loss) from price-level restatement	(13,464)	(8,104)	5,360	(28,255)	(33,654)	(5,399)
Net income before taxes	20,342	16,999	(3,343)	65,753	67,177	1,424
Income taxes	(2,587)	(3,195)	(608)	(10,161)	(10,867)	(706)
Net income	17,755	13,804	(3,951)	55,592	56,310	718

Net interest revenue - Year ended December 31, 2008:

Net interest income for the year ended December 31, 2008 increased by Ch$33.8 billion or 18.9% when compared to 2007. This increase was mainly due to higher interest revenues from our growth in the volume of our loan portfolio, loans and available-for-sale instruments which are indexed to inflation and our assets and liabilities strategy.

Gross interest revenues during 2008 increased from Ch$415.0 billion to Ch$559.7 billion, or 34.9% when compared to the prior year. This rise in interest revenues was offset by higher funding costs which grew from Ch$235.8 billion to Ch$346.7 billion, or 47.0% when compared to 2007. This was mainly related to our increased financing needs to fund our growth in interest-earning assets, higher inflation rate experienced in 2008, increases in the monetary rate and a rise in the risk premium. The monetary policy rate increased from 5.00% in January 2007 to 6.00% in December 2007 and ended 2008 at 8.25%.

Net interest revenue - Fourth quarter 2008:

Net interest income decreased quarter-on-quarter by Ch$6.8 billion or 10.4%. This was partially due to the effect of lower inflation during the fourth quarter which affected our asset and liabilities structure that is long in inflation indexed assets.

Gross interest revenues during the fourth quarter decreased from Ch$169.6 billion to Ch$165.3 billion, or 2.5% when compared to the prior quarter. However, gross interest expenses increased quarter-on-quarter from Ch$104.3 billion to Ch$106.9 billion or 2.4%. This rise was due to increased funding needs, a rise in the monetary rate from 6.75% at June 30 to 8.25% at December 31, and higher risk premiums due to current economic conditions.

Fees and income from services

The following table is a summary of our fees and income from services for the years ended December 31, 2007 and 2008 and the three-month periods ending September and December 2008, respectively, expressed in millions of Chilean pesos:

	For the three month period ended,			For the year ended,
	Sept-08	Dec-08	Change	2007	2008	Change
Letters of credit and guarantees	634	872	238	1,972	2,595	623
Factored receivables	100	101	1	298	560	262
Securities intermediation fees	263	298	35	1,130	1,111	(19)
Brokerage insurance and collections fees	3,722	3,701	(21)	15,765	15,443	(322)
Checking, lines of credit and Credit Cards (1)	2,786	2,739	(47)	11,930	11,285	(645)
Mutual funds	1,693	1,407	(286)	7,559	6,835	(724)
Other (1)	1,662	648	(1,014)	1,700	4,223	2,523
Total	10,860	9,766	(1,094)	40,354	42,052	1,698

(1)	Other includes reclassification of Ch$1,029 of flat fees recognized in “Lines of credit” during 2008.

Fees and income from services - Year ended December 31, 2008:

Net fees and income from services for the year ended December 31, 2008 increased by $1.7 billion when compared to the prior year. This increase was mainly due to an extraordinary increase in flat fees from commercial clients (“Other fees”), letters of credit and factored receivables.

Net checking, lines of credit and credit card fees decreased year-on-year by Ch$645 million. However, net revenues from fees related to credit cards increased by Ch$340 million when compared to the prior year. During the fourth quarter, we continued to have an account usage rate superior to that of the industry’s average rate. Despite the slowdown in the Chilean economy, our average usage rate during the year was 57.6% versus the industry’s average rate of 47.4%. Our excellent promotions such as discounts on gasoline purchase have allowed us to excel in the usage of this product. As of December 31, 2008 we had 246 thousand credit cards.

Our mutual funds, securities intermediation and insurance fees decreased year-on-year by 4.4%. This was primarily due to the recent downturn in the financial markets and the local economy which has reduced the value of our assets under management, trading activities and sales of insurance related products.

Fees and income from services - Fourth quarter 2008:

Net fees and income from services for the fourth quarter of 2008 decreased by Ch$1.1 billion. This was mainly due to a decrease in revenues from services rendered to third parties (“Other fees”), fees from financial advisory services (“Other fees”) and mutual funds. As mentioned, the decrease in fees from mutual funds is due to the recent downturn in the international and national financial markets which have reduced the value of our assets under management. Brokerage insurance and securities intermediation fees remained relatively flat quarter-on-quarter.

Trading and investment income - Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

We currently do not significantly use hedge accounting therefore those derivatives and financial instruments that may provide effective economic hedges for managing risk positions are treated and reported as trading.

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the years ended December 31, 2007 and 2008 and the three-month periods ending September and December 2008, respectively, expressed in millions of Chilean pesos:

	For the three month period ended,			For the year ended,
	Sept-08	Dec-08	Change	2007	2008	Change
Trading and investment income:
Trading instruments	121	1,143	1,022	4,791	2,598	(2,193)
Derivatives held-for-trading	9,592	24,741	15,149	(7,207)	48,954	56,161
Other	(294)	2,151	2,445	1,674	3,445	1,771
Total trading and investment income	9,419	28,035	18,616	(742)	54,997	55,739

Net foreign exchange transactions	(7,552)	(22,310)	(14,758)	8,250	(42,887)	(51,137)

Net gains (losses) from treasury business	1,867	5,725	3,858	7,508	12,110	4,602

Treasury business - Year ended December 31, 2008:

The increased revenue during 2008 from financial operations reflects the solid performance of the Finance department. Net gains from our treasury business increased year-on-year by Ch$4.6 billion, or 61.3%.

The decrease in revenues from trading is due to our strategy to establish an investment portfolio which provides recurring revenues. The stock of trading instruments decreased year-on-year by 48.9% and our available-for-sale portfolio grew by almost 12 times its size in 2007. We also enhanced the revenue from the distribution desk by cross-selling commercial clients with currency, forwards and spot derivative instruments.

Treasury business - Fourth quarter 2008:

Income from our treasury business in the fourth quarter of 2008 increased by Ch$3.9 billion when compared to the prior quarter. This increase is mainly due to higher revenues from trading activities and other revenues which is mainly the result of higher net realized gains on disposals of available-for-sale instruments.

Other revenue

Other revenue - Year ended December 31, 2008

During 2008, revenues from other operations increased by Ch$5.4 billion when compared to the prior year. This increase was related to the realized gains received for visa shares for a total of Ch$1.7 billion pesos, gains from sales of assets received in lieu of payment for Ch$1.3 billion and Ch$2.4 billion in other revenues related to a one time indemnification for the early termination of a contract for external sales forces and revenues from our leasing clients’ contractual obligations to pay for property taxes on leased assets.

Other revenue - Fourth quarter 2008

During 2008, revenues from other operations increased quarter-on-quarter by Ch$600 million. This increase was mainly a related to an increase in revenues from sales of assets received in lieu of payment and a one time event related to an indemnification for the early termination of a contract for external sales forces.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the years ended December 31, 2007 and 2008 and the three-month periods ending September and December 2008, respectively, expressed in millions of Chilean pesos:

	For the three month period ended,			For the year ended,
	Sept-08	Dec-08	Change	2007	2008	Change
Net allowances established	(17,381)	(23,663)	(6,282)	(38,871)	(65,596)	(26,725)
Recovery of loans previously charged-off	2,606	4,318	1,712	10,977	11,035	58
Net charge to income	(14,775)	(19,345)	(4,570)	(27,894)	(54,561)	(26,667)

Our provision for loan losses during 2008 amounted to Ch$54.6 billion, an increase of Ch$26.7 billion when compared to the prior year. Increases in provision expenses continued during the fourth quarter of 2008, rising Ch$4.6 billion when compared to the prior quarter. These increases are mainly related to our penetration in the retail banking segment, our growth in loans and the less favourable economic conditions in Chile which have increased our net allowances by 68.8% when compared to the prior year. As a result, we have implemented stricter admission and approval requirements and improved collection strategies.

Recovery of loans previously charged-off remained relatively stable on a year-on-year basis and increased on a quarter-on-quarter basis by 65.6%. This increase during the fourth quarter was mainly related to our consumer finance loan portfolio.

Operating expenses

The following table provides comparative information relating to our operating expenses for the years ended December 31, 2007 and 2008 and the three-month periods ending September and December 2008, respectively, expressed in millions of Chilean pesos:

	For the three month period ended,			For the year ended,
	Sept-08	Dec-08	Change	2007	2008	Change
Personnel salaries and expenses(1)	14,596	15,195	599	52,390	57,991	5,601
Administrative and other expenses(1)	13,121	14,234	1,113	44,067	50,236	6,169
Depreciation, amortization and impairment	1,096	1,229	133	7,197	4,916	(2,281)
Other operating expenses	2,714	1,626	(1,088)	4,361	6,863	2,502
Total operating expenses	31,527	32,284	757	108,015	120,006	11,991

(1)	“Administrative and other expenses” includes reclassification of Ch$275 of various items previously recognized in June 2008 as “Personnel salaries and expenses”.

Operating expenses - Year ended December 31, 2008:

Our total operating expenses increased during 2008 by 11.1% when compared to the prior year. Personnel salaries and expenses increased by Ch$5.6 billion pesos, or 10.7% year-on-year. Administrative and other expenses increased by Ch$ 6.2 billion or 14.0% year-on-year. These increases are mainly due to the implementation of our strategy to grow our retail and SME segments which requires more investments in branches, executives, marketing and operations. These increases were offset by lower depreciation and amortization expenses of $2.3 billion which was related to goodwill that was recorded in 1998 for the purchase of the Corfinsa portfolio and Financiera Condell. In March 2008, the goodwill related to these acquisitions was fully amortized. Other operating expenses increased by Ch$2.5 billion which was mainly related to charge-offs for assets received in lieu of payment.

As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our efficiency ratio (operating expenses / operating revenues) for the years ended 2007 and 2008 was 47.1% and 43.6%, respectively.

Operating expenses - Fourth quarter 2008:

Our total operating expenses increased during the fourth quarter by Ch$757 million or 2.4% when compared to the prior quarter. Personnel salaries and expenses increased by Ch$599 million pesos during the fourth quarter and Administrative and other expenses increased by Ch$1.1 billion. The increase in personnel salaries expenses of 4.1% was mainly related to employee indemnifications offset by a decrease in fourth quarter variable salaries expenses. Administrative expenses rose quarter-on-quarter due to higher fixed operating expenses and external consulting services. Other operating expenses decreased quarter-on-quarter as a result of an extraordinary rise in charge-offs during the third quarter related to commercial assets received in lieu of payment.

Price-level restatement

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during the year. The general price-level restatements are calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule”, in which the inflation adjustments at any balance sheet date are based on the consumer price index at the close of the preceding month.

As a result of the higher inflation rate in 2008, we recorded, on a year-on-year basis, 19.1% more price-level restatement expenses. On a quarter-on-quarter basis, price-level restatement expenses decreased in the fourth quarter due to the lower inflation.

III) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$4,944 billion as of December 31, 2008, representing an increase of 14.8% when compared to the same period last year. Our loan market share as of December 31, 2008 was 7.0%.

The following table provides comparative information related to our loan portfolio the years ended December 31, 2007 and 2008 and the three-month periods ending September and December 2008, respectively, expressed in millions of Chilean pesos:

				Change
	Dec-07	Sept-08	Dec-08	Dec-07 - Dec-08	Sept-08 - Dec-08
Commercial	2,426,443	2,670,956	2,892,113	465,670	221,157
Foreign trade	305,033	399,667	459,305	154,272	59,638
Commercial leasing contracts	279,452	319,689	324,886	45,434	5,197
Factored receivables	99,255	46,737	53,168	(46,087)	6,431
Consumer	570,943	507,224	490,422	(80,521)	(16,802)
Housing mortgages	599,354	640,605	685,646	86,292	45,041
Past due loans	25,539	28,145	38,643	13,104	10,498
Total loans	4,306,019	4,613,023	4,944,183	638,164	331,160

As of January 2008, contingent credits are no longer presented on the balance sheet as loans and receivables to customers. As of December 31, 2007 and 2008, we had Ch$351 billion, and Ch$359 billion in contingent credits (Ch$383 billion as of Sept 30, 2008) which mainly consist of open and unused letters of credit together with guarantees granted by the Bank in pesos, UF and foreign currencies (principally U.S. dollars). Our market share in this product as of December 31, 2008 was 6.4%.

Commercial loans as of December 31, 2008 grew by 19.2% versus the same period last year and 8.3% when compared to the prior quarter. Foreign trade expressed in U.S.$ using the exchange rate in effect at the end of each period increased by 17.6% year-on-year (1U.S.$ = 497.87 as of December 31, 2007) and remained relatively flat quarter-on-quarter as the Chilean peso depreciated in respects to the U.S. dollar by 16.0% (1U.S.$ = 549.63 and 637.44 as of September 30, and December 31, 2008, respectively). Leasing contracts increased to Ch$325 billion, or 16.3% year-on-year and remained relatively flat quarter-on-quarter. Our total wholesale loan market share (including foreign trade, leasing and factored receivables) was 8.3% as of December 31, 2008, an increase of 27 basis points when compared to 2007.

Retail loans (housing mortgages and consumer loans) as of December 31, 2008 remained relatively flat year-on-year and grew slightly by 2.5% quarter-on-quarter. However, mortgage loans continued to grow strong throughout the year increasing by 14.4% year-on-year and 7.0% quarter-on-quarter. This resulted in a market share of 4.2% or a 32 basis point year-on-year increase. This was offset by the decrease in our consumer loan stock of 14.1% year-on-year and 3.3% quarter-on-quarter. This decrease in consumer loans is due to our strategy of reducing the risk in this portfolio by targeting more profitable and less risky consumer loan customers and the implementation of stricter admission and approval requirements. As part of this strategy, we have also reduced the average amount loaned to each customer. This has resulted in reduction of our market share in consumer loans by 78 basis points, or to 5.8%.

Our past-due loans over total loans increased year-on-year to 0.8% from 0.6% but below the Chilean banking industry’s average rate of 1.0% as of December 31, 2008. This increase was primarily due to our commercial loan portfolio and specifically related to the Chilean salmon industry. The bank has taken all the necessary steps to carefully monitor and control the credit risk in the salmon industry.

Allowance for loan losses

The following table provides comparative information relating to the composition of our allowance for loan losses for loans to customers, interbank and contingent credits for the periods 2007 and 2008, in millions of Chilean pesos:

	As of or for the three months ended,			For the year ended
	Sept-07	Dec-08	Change	2007	2008	Change
Beginning balance	59,615	64,519	4,904	54,414	59,951	5,537
Price-level Restatement	—	—	—	(3,749)	(4,884)	(1,135)
Charge-offs	(12,477)	(15,074)	(2,597)	(29,585)	(47,555)	(17,970)
Net allowances established	17,381	23,663	6,282	38,871	65,596	26,725
Ending balance	64,519	73,108	8,589	59,951	73,108	13,157

Our allowance for loan losses for the year ended 2008 increased by Ch$13.2 billion, or 21.9% year-on-year. On a quarter-on-quarter basis, our allowances rose by Ch$8.6 billion, or 13.3%. This is mainly the result our penetration in the retail banking segment and the less favourable economic conditions in Chile which have increased our net allowances by 68.8% year-on-year and 36.1% quarter-on-quarter. As a result, we have implemented stricter admission and approval requirements and improved collection strategies.

Charge-offs for loan losses increased by Ch$18.0 billion, or 60.7% year-on-year and Ch$2.6 billion, or 20.8% quarter-on-quarter. These increases were mainly related to our consumer finance and retail consumer loan portfolios.

Our risk index (allowances for loan losses over total loans) increased to 1.46% in 2008 from 1.36% in 2007. However, our index compared positively against the Chilean banking industry’s average rate of 1.79% which increases to 1.96% if we include additional allowances for loan losses. Additional allowances are special reserves that require the approval of the board of directors and are used to safeguard any future unpredictable macro economic fluctuations that can affect a sector, industry or group of debtors. As of December 31, 2008, we do not have any additional allowances on our balance sheet.

Our coverage ratio, measured as allowances for loan losses over past-due loans was 2.3x and 1.9x as of December 31, 2007 and 2008, respectively. This compares favourably to that of the Chilean banking sector which recorded an index of 2.1x and 1.8x as of December 31, 2007 and 2008, respectively.

Financial investments

Our financial investments totalled Ch$661.6 billion as of December 31, 2008, representing an increase of 212% year-on-year and 152% quarter-on-quarter.

The following table provides comparative summary of our investment portfolio for the years ended December 31, 2007 and 2008 and the three-month periods ending September and December 2008, respectively, expressed in millions of Chilean pesos:

	As of the period ended,			Change
	Dec-07	Sept-08	Dec-08	Dec-07 – Dec-08	Sept-08 – Dec-08
Trading portfolio financial assets	166,450	18,960	85,105	(81,345)	66,145
Financial investments available-for-sale	45,048	243,325	576,478	531,430	333,153
Financial investments held-to-maturity	—	—	—	—	—
Total Financial Investments	211,498	262,285	661,583	450,085	399,298

Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value in accordance with market prices prevailing at the balance sheet’s closing date.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The increase in our available-for-sale portfolio is mainly due to our strategy to build a profitable mid-term investment portfolio.

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions. The following table summarizes our funding as of 2007 and 2008, in millions of Chilean pesos:

				Change
	Dec-07	Sept-08	Dec-08	Dec-07 – Dec-08	Sept-08 - Dec-08
Checking accounts	220,632	232,483	258,664	38,032	26,181
Demand deposits	146,468	130,128	99,238	(47,230)	(30,890)
Time deposits and savings accounts	2,625,327	2,991,314	3,350,742	725,415	359,428
Repurchase agreements	108,985	136,378	351,471	242,486	215,093
Mortgage bonds	384,886	339,811	331,588	(53,298)	(8,223)
Banking Bonds	332,268	323,296	324,662	(7,606)	1,366
Subordinated Bonds	47,787	108,520	108,922	61,135	402
Domestic borrowings	123,133	38,166	106,599	(16,534)	68,433
Foreign borrowings	299,870	384,588	433,401	133,531	48,813

Our checking account balance increased by Ch$38.0 billion, or 17.2% year-on-year and by Ch$26.2 billion, or 11.3% quarter-on-quarter. This is part of our strategy to increase our retail client base, maintain more profitable customers and improve our balance sheet structure. Our average balance of retail checking accounts during the fourth quarter of 2008 was Ch$66.3 billion, or a 10.3% nominal increase over the same quarter last year. Noticeable increases have been experienced in the average balances of our commercial clients which during the fourth quarter of 2008 reached Ch$154.0 billion, or a 34.5% nominal increase over the same quarter last year.

Our funding strategy in 2008 was mainly driven by growth in time deposits, repurchase agreements and subordinated bonds. On July 28, we placed U.F. 3,000,000 in series V, 25 year subordinated bonds which were sold at a spread of 98 basis points over the benchmark. Chilean banks are required to maintain a minimum basic capital of at least 3% of total assets after deductions for mandatory allowances, while effective net equity may not be lower than 8% of its risk weighted assets. Effective net equity is defined as basic capital plus certain loan loss allowances (up to a maximum of 1.25% of risk weighted assets and a qualifying proportion of subordinated bonds less any goodwill balance or paid share premiums and investments in non-consolidated companies. Chilean banks are permitted to include subordinated bonds in effective net equity. This is limited to 50% of basic capital and the value which can be included should decrease by 20% per year, beginning six years prior to maturity. We currently only have 37% of maximum amount of subordinated bonds placed.

Shareholders’ Equity

We are the fifth-largest private bank in Chile, based on our Shareholders’ Equity of Ch$483.3 billion and our loans of Ch$4,944 billion as of December 31, 2008. We have 221,336,558.3 thousand shares outstanding (see section “Other related information” for further details regarding our share repurchase program), a market capitalization of Ch$557.2 billion (based on a share price of Ch$2.52 pesos per share). During the first quarter of 2008, we paid dividends totalling 100% of 2007 net income.

IV) Other related information

Notice of Ordinary Shareholders’ Meeting

The Board of Directors of CorpBanca during its session held on January 27, 2009 has decided to disclose to the general public as a material event its resolution to call an Ordinary General Shareholders’ Meeting to be held on February 26, 2009, for the purpose of submitting to the Shareholders’ consideration those matters of their competence, among others, to approve at said General Shareholders’ Meeting the balance sheet and financial statements for the fiscal year ended 2008 and to decide on the distribution of a dividend representing 100% of the net income for 2008 of Ch$56,310,425,238. This means a dividend per share of Ch$0.25452585986414 would be distributed, which, if approved, will be paid at the end of the Shareholders’ Meeting. In the event the distribution of dividends is approved in the terms set forth above, those shareholders of record as of the fifth business day prior to the dividend payment date will be entitled to receive the dividend.

In addition and as a result of the recent financial reporting changes due to the implementation of International Financial Accounting Standards (IFRS) in Chile, the Board of Directors will propose to the General Shareholders to adopt as a dividend policy the distribution of at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.

New York Branch Office

On October 22, 2008, the Federal Reserve Board granted the Bank authorization to establish a Branch in the City of New York, United States of America.

On October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted the Bank the respective authorization to open a Branch in the City of New York, United States of America.

Share Repurchase Program

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us, or the Share Repurchase Program, to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program.

The main terms and conditions of the Share Repurchase Program are set forth as follows:

•

The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained earnings.

•	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•	The Share Repurchase Program will have a term of three years beginning on April 15, 2008.

•	Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will be cancelled, resulting in a reduction of paid-in capital.

•	If shares are resold, shareholders have a preemptive right to acquire the repurchased shares.

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to the following:

•	To set the repurchase price of the shares at Ch$3.03 per share.

•	That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares.

•

The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

•	The offer commenced on April 30, 2008, for a period of 30 days.

•	The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•	As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied.

•	The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

Bonds

We have U.F. 17,000,000 in bonds available to be placed in the local market. This is composed of U.F. 2,000,000 in series L bonds, U.F. 5,000,000 in series M bonds, and U.F. 10,000,000 in bonds which have been approved by the SBIF but have not yet been issued. Series L and M bonds have annual coupon rates of 3.4% and have a maturity of 10 years and 5.5 years, respectively.

Subordinated bonds

We issued U.F. 10,000,000 of subordinated bonds. This is composed of U.F. 3,000,000 in series U subordinated bonds and U.F. 7,000,000 in series V bonds with maturities of 10 and 25 years, respectively. On July 28, we placed U.F. 3,000,000 in series V bonds due on August 1, 2033. The bonds were sold on the Santiago Stock Exchange in an offshore transaction outside the United States in reliance on Regulation S under the Securities Act.

The series V bonds which were sold on July 28, 2008 were structured by CorpCapital Asesorias Financieras S.A. and were sold at a spread of 98 basis points over the benchmark. The proceeds will be used to finance our normal business activities and improve our balance sheet structure.

CorpBanca’s Conference Call on 2008 Results

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Tuesday, February 10th, 2009 to discuss the Fourth Quarter 2008 Results and respond to investor questions.

Time:	12:30 noon (Santiago, Chile)
10:30 am EST (US)
15:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Sergio Benavente, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Sunday, February 15, 2009.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FOURTH QUARTER 2008 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number	OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number	U.K.:	0800 953 1533	Access Code: 2339939#

Consolidated Statements of Income (unaudited)

	For the three months ended,		For the year ended,
(Expressed in millions of Chilean pesos)	Sept-08	Dec-08	2007	2008
OPERATING INCOME
Interest revenue	169,585	165,327	415,008	559,702
Interest expense	(104,321)	(106,866)	(235,812)	(346,717)
Net interest revenue	65,264	58,461	179,196	212,985
Fees and income from services, net	10,860	9,766	40,355	42,052
Trading and investment income, net	9,419	28,035	(742)	54,997
Foreign exchange gains (losses), net	(7,552)	(22,310)	8,250	(42,887)
Other operating revenue	2,009	2,609	2,465	7,833
Operating revenues	80,000	76,561	229,524	274,980

Provisions for loan losses	(14,775)	(19,345)	(27,894)	(54,561)

Net operating revenues	65,225	57,216	201,630	220,419

Personnel salaries expenses	(14,596)	(15,195)	(52,390)	(57,716)
Administration expenses	(13,121)	(14,234)	(44,067)	(50,511)
Depreciation, amortization and impairment	(1,096)	(1,229)	(7,197)	(4,916)
Other operating expenses	(2,714)	(1,626)	(4,361)	(6,863)

Net operating income	33,698	24,932	93,615	100,413

Income attributable to investments in other companies	108	171	393	418
Net loss from price-level restatement	(13,464)	(8,104)	(28,255)	(33,654)

Income before income taxes	20,342	16,999	65,753	67,177
Income taxes	(2,587)	(3,195)	(10,161)	(10,867)
Net income	17,755	13,804	55,592	56,310

Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Dec-07	Sept-08	Dec-08
Assets
Cash and due from banks	74,821	93,870	81,326
Items in course of collection	58,210	181,591	117,703
Trading portfolio financial assets	166,450	18,960	85,105
Financial investments available-for-sale	45,048	243,325	576,478
Financial investments held-to-maturity	—	—	—
Investments purchased under agreements to resell	60,372	84,665	50,514
Derivative financial instruments	37,086	142,392	209,482
Loans and receivables to banks	90,070	30,361	37,671
Loans and receivables to customers	4,306,019	4,613,023	4,944,183
Allowance for loan losses	(58,598)	(63,622)	(72,308)

Loans and receivables to customers, net	4,247,421	4,549,401	4,871,875
Investments in other companies	2,161	2,026	2,213
Intangibles	3,479	2,973	2,861
Premises and equipment, net	34,669	32,716	38,820
Current income tax provision	6,050	7,686	6,488
Deferred income taxes	13,121	12,626	13,468
Other assets	71,008	81,409	97,680
Total assets	4,909,966	5,484,001	6,191,684

Liabilities
Current accounts and demand deposits	367,101	362,611	357,902
Items in course of collection	25,379	146,193	86,176
Investments sold under agreements to resell	108,985	136,378	351,471
Time deposits and saving accounts	2,625,327	2,991,314	3,350,742
Derivative financial instruments	37,285	125,585	195,608
Borrowings from financial institutions	390,497	391,244	492,606
Debt issued	764,942	771,627	765,172
Other financial obligations	32,507	31,510	47,394
Current income tax provision	—	123	—
Deferred income taxes	7,466	7,852	9,550
Provisions	5,912	27,604	33,204
Other liabilities	16,756	24,316	18,552
Total liabilities	4,382,157	5,016,357	5,708,377

Shareholders’ Equity:
Capital	342,379	297,210	324,039
Reserves	2,917	31,978	2,917
Valuation gains (losses)	(2)	653	1,018
Retained earnings:			—
Retained earnings from previous periods	126,923	116,550	127,178
Income for the period	55,592	42,506	56,310
Less: Accrual for mandatory dividends	—	(21,253)	(28,155)
Minority Interest	—	—	—
Total Shareholders’ Equity	527,809	467,644	483,307
Total liabilities and shareholders’ equity	4,909,966	5,484,001	6,191,684

Selected Performance Ratios (unaudited)

	As of or for the three month period ended		For the year ended
	Sept-08	Dec-08	2007	2008
Solvency indicators
Basle index (5)	11.34%	10.83%	11.34%	10.83%
Shareholders’ equity / total assets	8.53%	7.81%	10.75%	7.81%
Shareholders’ equity / total liabilities	9.32%	8.47%	12.04%	8.47%

Credit quality ratios
Charge-off rate(1)(3)	0.86%	0.87%	0.43%	0.74%
Past due loans / total loans	0.61%	0.78%	0.59%	0.78%
Risk index (allowances / total loans)	1.38%	1.46%	1.36%	1.46%
Allowances / past due loans	226.1%	187.1%	229.4%	187.1%
Provisions for loan losses / total loans(1)	1.28%	1.57%	0.65%	1.10%
Provisions for loan losses / total assets(1)	1.08%	1.25%	0.57%	0.88%
Provisions for loan losses / operating revenues	18.5%	25.3%	12.2%	19.8%
Provisions for loan losses / net income	83.2%	140.1%	50.2%	96.9%

Profitability ratios
Net interest revenue / interest-earning assets(1)(2)	5.25%	4.17%	3.98%	3.80%
Total operating revenue / total assets(1)	5.84%	4.95%	4.67%	4.44%
Total operating revenue / interest-earning assets(1)(2)	6.44%	5.46%	5.10%	4.90%
ROA (before taxes), over total assets(1)	1.48%	1.10%	1.34%	1.08%
ROA (before taxes), over interest-earning assets(1)(2)	1.64%	1.21%	1.46%	1.20%
ROE (before taxes)(1)	17.4%	14.1%	12.5%	13.9%
ROA, over total assets(1)	1.30%	0.89%	1.13%	0.91%
ROA, over interest-earning assets(1)(2)	1.43%	0.98%	1.23%	1.00%
ROE(1)	15.19%	11.42%	10.53%	11.65%

Efficiency ratios
Operating expenses / total assets(1)	2.30%	2.09%	2.20%	1.94%
Operating expenses / total loans(1)	2.73%	2.61%	2.51%	2.43%
Operating expenses / gross operating income	39.4%	42.2%	47.1%	43.6%

Earnings
Diluted earnings per share before taxes (Chilean pesos per share)(4)	0.0919	0.0768	0.2661	0.2972
Diluted earnings per ADR before taxes (U.S. dollars per ADR)(4)	0.8364	0.6027	2.4207	2.3313
Diluted earnings per share (Chilean pesos per share)(4)	0.0803	0.0624	0.2250	0.2513
Diluted earnings per ADR (U.S. dollars per ADR)(4)	0.7301	0.4894	2.0466	1.9710
Total shares outstanding (thousands)(4)	221,236,558.3	221,236,558.3	226,909,290.6	221,236,558.3
Exchange rate for US$1	549.63	637.44	549.63	637.44

(1)	Annualized figures
(2)	Interest-earning assets include loans and receivables to customers and banks, financial investments available-for-sale, and investments purchased under agreements to resell
(3)	Charge-off rates are defined as the net charge-offs less recoveries divided by loans outstanding
(4)	During the second quarter, we repurchased shares equivalent to 2.5% of the total outstanding shares. See section “Other related information” for more details regarding the repurchase program.
(5)	For the nine and twelve-month periods ended September 30 and December 31, 2008.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Pablo Mejia Ricci, CGA

Head of Investor Relations, CorpBanca

Santiago, Chile

Tel: (562) 660-2342

investorrelations@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Tel: (212) 661-7566

nbornozis@capitallink.com